UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

UQM Technologies, Inc.

(Exact Name of Registrant as Specified in Charter)

COLORADO	1-10869	84-0579156
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4120 Specialty Place, Longmont, Colorado	80504
(Address of Principal Executive Offices)	(Zip Code)

David Rosenthal 303-682-4900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Mineral Disclosure and Report

UQM Technologies, Inc. evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG). The survey of our suppliers determined that our supply chain is DRC Conflict Undeterminable and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.uqm.com under "Investor Relations- SEC Filings".

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UQM TECHNOLOGIES, INC.
Dated: May 28, 2014	By: /s/DAVID I. ROSENTHAL
Treasurer, and CFO